VIA EDGAR CORRESPONDENCE

August 24, 2005

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	IMPCO Technologies, Inc. (the “Company”) Form 10-K for the year ended

December 31, 2004.

File No. 1-15143

Dear Ms. Cvrkel,

We are pleased to respond to your request for additional information as provided in your letter dated August 4, 2005. Our response is provided below in connection with your prior comment number 13:

Form 10-Q for the period ended March 31, 2005

Note 7. Business Acquisition

We have reviewed your response to our prior comment number 13 but do not believe that your response adequately addressed the concerns raised in our prior comment. As previously requested, please tell us and revise the notes to your financial statements to disclose the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill in connection with the BRC acquisition. Refer to the requirements of paragraph 51b of SFAS No. 141. Additionally, as previously requested, please explain why no identifiable intangibles apart from goodwill were recognized in connection with this acquisition.

Response:

Recognition of Intangible Assets

The Company acquired 100% of BRC in two separate transactions in which the Company paid as of March 31, 2005 approximately $67.5 million, consisting of approximately $39.3 million in common stock, approximately $23.8 million in cash, approximately $2.0 million in other directly related costs and approximately $2.4 million in the Company’s share in the earnings of BRC from July 2003 to March 31, 2005.

The final 50% of BRC was acquired on March 31, 2005 and the Company’s preliminary purchase price allocation as of that date was not sufficiently complete in order to allocate any part of the purchase price to identifiable intangible assets, with the exception of in-process research and development (“IPR&D”) expense in the amount of $75,000. In the time that the Company had between the acquisition date of March 31, 2005 and the filing of Form 10-Q for the three months ended March 31, 2005, the Company accomplished the following:

•	Retained a third party valuation company to assist the Company in the fair value determination of the BRC intangible and tangible net assets and liabilities as of March 31, 2005.

•	Determined preliminarily that there was one project identified as IPR&D and recorded $75,000 as acquired in-process technology expense on the consolidated statement of operations on Form 10-Q for the three months ended March 31, 2005 and provided additional disclosures in Note 8 to the condensed consolidated financial statements as of the same date.

•	Recognized as goodwill on the balance sheet at March 31, 2005 approximately $38.0 million representing the difference between the total purchase price of $67.5 million and a preliminary assessment of the fair value of the net assets and liabilities of approximately $29.5 million, which approximated book value.

The Company did not allocate the purchase price to any other identifiable intangible asset such as patents, trademarks, or customers; such allocation is not expected to occur until a more definitive fair value assessment is made by the valuation company. The Company expects to complete the purchase price allocation by the end of the fourth quarter, December 31, 2005, and acknowledges that:

•	the allocation of the purchase price to identifiable and definite-lived intangible assets will result in amortization expense recognition from March 31, 2005 to the date of recognition of the intangible asset; other intangible assets including goodwill will be evaluated annually for impairment; and

•	the fair value of net tangible assets and liabilities may be significantly different than book value upon completion of the fair value assessment and that a reclassification of the carrying value of goodwill is anticipated.

Factors That Contributed to the Acquisition and Purchase Price

In September 2004, the board of directors formed a special committee of the board (the “Special Committee”) consisting of three directors who met the definition of “disinterested directors” for purposes of Section 144 of the Delaware General Corporation Law to consider the Company’s proposal to acquire the remaining 50% of BRC. The negotiated purchase agreement was announced on October 25, 2004 and included a purchase price that consisted of $10.0 million in cash and approximately 5.1 million of the Company’s common shares (valued at $27.5 million based on a share price of $5.40). The Special Committee considered the following factors during the course of negotiations with the sellers of BRC for the remaining 50% of BRC:

•

On October 5, 2004, the Special Committee retained Adams Harkness, Inc. to assist it in the evaluation of the proposed merger, and Adams Harkness concluded that the $37.5 million value agreed to with the sellers of BRC represented a fair price for the remaining 50% of BRC based on a “going concern” analysis of the Company and BRC. One of several analyses prepared by Adams Harkness placed the equity value of 50% of BRC between $42.9 million and $50.5 million, assuming long-term revenue growth rates between 5% and 7%, costs of capital ranging from 16% to 20% and a 30% valuation discount. Other analyses provided by Adams Harkness, Inc. indicated a range of values for the remaining 50% of BRC between $18.7 million and $48.3 million.

•	The Company believed that the acquisition of BRC, a world-class provider of alternative fuels products into the transportation market segment, would position IMPCO in the transportation market segment as a market leader in advance of expected future growth in that segment. IMPCO had lost market share in this market segment and believed that business acquisition would provide more timely market penetration than an internal growth strategy.

•	The Company believed that BRC’s primary channel of distribution through dealers and distributors would benefit IMPCO.

The Company concluded the acquisition of the final 50% on March 31, 2005 following a special shareholders’ meeting held on March 10, 2005 in which the shareholders approved the acquisition. In accordance with EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the Company determined the value of the consideration paid to the sellers of BRC for the final 50% to be approximately $39.3 million, based on (1) a cash payment of $10.0 million (2) the weighted average price of the Company’s common stock for the three days prior to and following October 22, 2004 of $5.74 per share and (3) the issuance of 5.1 million shares of common stock. The Company also recorded in connection with the final 50% of BRC approximately $1.1 million for other direct transaction costs and $2.4 million for the accumulated earnings of BRC recognized using the equity method from July 2003 to March 31, 2005.

Although the Company believes that it did include “a description of the factors that contributed to a purchase price that results in recognition of goodwill” in accordance with paragraph 51.b. of SFAS No. 141, the Company will revise the notes to the interim financials included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 to expand the description to include substantially the information provided above.

We trust that the foregoing is responsive to your question. If I may be of further assistance, please contact me at (562) 860-6666.

Sincerely,

/s/ Thomas M. Costales

Thomas M. Costales

Chief Financial Officer

cc: Effie Simpson